SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Emmis Communications Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $.01 Par Value

(Title of Class of Securities)

29152103

(CUSIP Number of Class of Securities’ Underlying Common Stock)

J. Scott Enright

Executive Vice President, General Counsel and Secretary

Emmis Communications Corporation

40 monument Circle, Suite 700

Indianapolis, Indiana 46204

(317) 684-6565

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Alan W. Becker, Esq.

Bose McKinney & Evans LLP

111 Monument Circle, Suite 2700

Indianapolis, Indiana 46204

(317) 684-5131

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$991,466.10	$135.24

*	Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11, of the Securities Exchange Act of 1934. This calculation assumes that options to purchase 2,168,757 shares of Common Stock of Emmis Communications Corporation will be exchanged for an aggregate of 511,065 shares of Emmis restricted Class A Common Stock having an aggregate value of $991,466.10 based on the average of the high and low prices of Emmis Class A Common Stock on Nasdaq on January 14, 2013. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $136.40 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $135.24	Filing Party: Emmis Communications Corporation
Form or Registration No.: Schedule TO	Date Filed: January 16, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 is a final amendment to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 16, 2013 by Emmis Communications Corporation, an Indiana corporation (the “Company”), relating to the offer by the Company to its eligible employees and non-employee directors to exchange (the “Exchange Offer”) certain outstanding options (the “Eligible Options”) for shares of the Company’s restricted Class A Common Stock (“Restricted Stock”). This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment No. 1. Except as specifically provided in this Amendment No. 1, the information in the Schedule TO remains unchanged and is incorporated in this Amendment No. 1 by reference.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following information:

“The Exchange Offer expired on February 15, 2013 at 4:30 p.m. Eastern Standard Time. A total of 75 eligible option holders participated in the Exchange Offer. Pursuant to the terms and conditions of the Exchange Offer, the Company accepted for exchange Eligible Options to purchase 2,168,757 shares of the Company’s common stock, representing 100% of the total shares of common stock underlying all Eligible Options. All surrendered options were cancelled, and immediately thereafter, the Company granted a total of 511,065 shares of Restricted Stock in exchange for the cancelled options, pursuant to the terms of the Exchange Offer and the Company’s 2012 Equity Compensation Plan.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2013

EMMIS COMMUNICATIONS CORPORATION

By:	/s/ J. Scott Enright
J. Scott Enright
Executive Vice President, General
Counsel and Secretary

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